Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in Form 8-K dated November 24, 2011 of our reports dated August 19, 2011 and August 25, 2010 (August 19, 2011 as to the effect of the change in method of accounting for presentation of interest and penalties for uncertain tax positions) relating to the financial statements of Coach, Inc. and subsidiaries (the “Company”) (which reports express unqualified opinions and both include an explanatory paragraph relating to the change in method of accounting for presentation of interest and penalties for uncertain tax positions) and our reports dated August 19, 2011 and August 25, 2010 relating to the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

New York, New York

November 24, 2011